[DINEEQUITY LETTERHEAD]

September 11, 2009

VIA EDGAR AND MAIL

Ms. Katherine Wray

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DineEquity, Inc. (the “Company”)
Registration Statement on Form S-3 (Registration No. 333-160836)

Dear Ms. Wray:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-160836) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on September 15, 2009 or as soon as practicable thereafter.

The Company acknowledges that should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.  In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.  Finally, the Company acknowledges that it may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Troy Vigil of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5556 and that such effectiveness also be confirmed in writing.

Very truly yours,

DineEquity, Inc.

By:	/s/ John F. Tierney
Name:	John F. Tierney
Title:	Chief Financial Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Rodrigo A. Guerra, Jr.
Troy Vigil